Exhibit 3

June 12, 2018

Board of Directors

Rent-A-Center, Inc.

5501 Headquarters Dr.

Plano, Texas 75024

Dear Members of the Board of Directors:

For many weeks, Vintage Capital Management, LLC and its affiliates (“Vintage,” “we” or “us”) have been negotiating an acquisition of Rent-A-Center, Inc. (“RCII”).

We trust that the Board of Directors is sincere in its public commitment to carefully consider any credible proposal to determine whether it would ultimately maximize RCII stockholder value.

This letter confirms our best and final offer to acquire RCII for $14.00 per share in cash. At this time, RCII is in possession of all requested documentation concerning our proposal, including (1) a draft merger agreement that we are prepared to sign; and (2) an equity commitment letter and ample supporting documentation to evidence our ability to complete an acquisition of RCII. As previously communicated, we believe that our proposed merger agreement resolves all open points in a manner satisfactory to RCII.

As we have communicated on numerous occasions, we are committed to completing an acquisition of RCII as quickly as possible. We strongly believe that our proposal represents a value-maximizing outcome for RCII stockholders. It delivers immediate and certain value without any business execution risk. We are confident that RCII stockholders will agree that the right path for RCII at this time is for our offer to be accepted.

Our offer will remain open and capable of acceptance until 5:00 p.m., Eastern time, on Friday, June 15, 2018. If our offer is not accepted by that time, we will terminate our consideration of an acquisition of RCII.

In view of RCII’s public statements concerning our offer, we believe that our Schedule 13D obligations under the Securities Exchange Act of 1934 require us to disclose this letter.

Should you have any questions or require any additional information, please feel free to contact me at [***].

* * *

Very truly yours,

Vintage Capital Management, LLC

By:	/s/ Brian R. Kahn

Name: Brian R. Kahn

Title: Managing Member

cc:	J.P. Morgan Securities LLC

Jack LaGere

Anu Aiyengar

Peter Kelly